Lance A. Berry
Senior Vice President and
Chief Financial Officer
(901) 867-4607

October 18, 2013

VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wright Medical Group, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the quarter ended June 30, 2013
File No. 000-32883

Dear Mr. Vaughn:

This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated October 8, 2013 from Kevin L. Vaughn to Mr. Robert J. Palmisano, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and Gary Newberry, Staff Accountant and Lynn Dicker, Reviewing Accountant, to work with us in this regard. For your convenience, we have restated your original comments prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 17 - Commitments and Contingencies, page 85

Product Liability, page 86

1.
We note your response to prior comment 3. Please explain to us in detail why you believe it is appropriate to record a current accrual for estimated future fractures. Discuss how you concluded that the provisions of FASB ASC 450-20-25-2(a), which requires that a liability had been incurred at the date of the financial statements, applies to your situation. Also discuss how you considered the guidance in FASB ASC 450-20-55-2, 450-20-55-17, or any other authoritative literature on which you relied in concluding that accrual was appropriate.

Response:
The decision to record a current accrual for estimated future fractures was based upon FASB ASC 450-20-25-2 and 450-20-55-2.

The guidance found in FASB ASC 450-20-25-2 states that an estimated loss from a loss contingency shall be accrued if (a) it is probable that a liability has been incurred at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.
We further considered the guidance found in FASB ASC 450-20-55-2, which states, “If it is probable that a claim resulting from injury or damage caused by a product defect will arise with respect to products or services that have been sold, accrual for losses may be appropriate. The condition in paragraph 450-20-25-2(a) would be met, for instance, with respect to a drug product or toys that have been sold if a health or safety hazard related to those products is discovered and as a result it is considered probable that liabilities have been incurred. The condition in paragraph 450-20-25-2(b) would be met if experience or other information enables the entity to make a reasonable estimate of the loss with respect to the drug product or the toys.”
During the third quarter of 2011, our CEO made the strategic decision to actively pursue settlement of all Profemur® modular neck fracture claims. This decision, when combined with data on the historical fracture rate of this product, lead us to determine that a loss from future fractures was probable.
Further, during the third quarter of 2011, we concluded that we had reliable historical data on which to base our estimate for future fractures using a percentage of products sold. Further, based on more recent history, we were able to estimate the rate of claims-per-fracture and the average settlement per claim. As such, we concluded the loss from future fractures was also estimable.
Additionally, given our conclusion that the liability for future fractures was incurred when the products were sold, and our estimates for future fractures are based on a percentage of products sold, we meet the requirements of FASB ASC 450-20-55-17, which states that as a condition for accrual of a loss contingency, information must be available before the financial statements are issued to indicate that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.
Given the facts and circumstances above, we believe that a liability associated with estimated future fractures was appropriate as of September 30, 2011, based on the guidance in FASB ASC 450-20-25-2 and 450-20-55-2.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses satisfactorily address your comments. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,

Lance A. Berry
Senior Vice President and Chief Financial Officer

cc:	Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Sr. Vice President and General Counsel
Gregory E. Barnes, KPMG LLP